Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contacts:	William G. Schultz	(952) 996-1573
	David T. McGraw	(952) 996-1691

Communications Systems, Inc. Reports Fourth Quarter and Full Year 2011 Results and Increase in Quarterly Dividend

Minnetonka, Minnesota - March 12, 2012 -- Communications Systems, Inc. (NASDAQ:JCS) today reported financial results for its full year and fourth quarter ended December 31, 2011.

For the twelve months ended December 31, 2011, net income was $9,798,000, or $1.15 per diluted share, on sales of $143,775,000. In fiscal 2010 the Company earned $9,715,000 or $1.15 per diluted share, on sales of $120,072,000. For the three months ended December 31, 2011, the Company incurred a loss of ($574,000) or ($0.07) per diluted share, on sales of $25,338,000, compared to 2010 fourth quarter net income of $1,970,000 or $0.23 per diluted share, on sales of $30,208,000.

CSI’s 2011 full year revenues were the highest in the Company’s history primarily due to a large network upgrade project delivered in the second and third quarters that generated revenues of approximately $33 million. Revenues from this unusually large order more than offset a significant drop in purchasing by the federal government and weakness in other sectors of the Company’s data and telecommunications markets. While earnings for the full year were also a record, they were adversely affected by impairment charges affecting Suttle, as well as operating losses and other charges related to our Austin Taylor business unit.

Results in the 2011 fourth quarter reflect the impact of several factors, including the continuing significant drop off in purchasing by the federal government due to budget constraints, a sharp decline in revenues at our JDL unit following completion of a large project that began in 2010 and ended in the 2011 third quarter, and charges related to restructuring our Austin Taylor operations for integration into our Suttle segment.

William G. Schultz, President and CEO commented: “We are, of course, pleased with record results delivered to our shareholders for 2011 fueled by the large network upgrade project for a long-time customer. These results could only have been achieved through the perseverance of our sales organization and the dedication of our employees to deliver high-quality products to our customers. While our fourth quarter results are disappointing, they do not reflect weakness in our business model, but are primarily due to softness in certain sectors of our primary markets and the convergence of several one-time charges including charges related to restructuring Austin Taylor.”

Mr. Schultz continued: “The restructuring we began in the third quarter of 2011 continued into January 2012. In January we implemented measures throughout the Company to better align the cost structure of our business to our market opportunities, including eliminating some general and administrative costs. The restructuring included an 8% reduction in our workforce. This enables us to better focus our resources on investments in product development and international expansion. Further, Austin Taylor, our UK operation, which has struggled with profitability in the last few years, has been significantly transformed and is now a part of our Suttle business unit, maintaining a number of strategic accounts and participating in Suttle’s initiatives to expand its global reach into Europe and the Middle East. We do not anticipate future losses from Austin Taylor’s operations.

“As we look ahead, we believe each of our three continuing business units is well positioned to meet the challenges of 2012. Our Suttle business has realigned its organization to improve margins and invest in additional engineering and sales resources. In 2011, we launched several new product initiatives for copper and fiber connectivity solutions, expanding Suttle’s reach in their existing customer base as well as adding new customers in Latin America, that we expect will contribute to our revenues in 2012. In addition, Suttle is introducing several innovative products to its customer base and these are planned to more than offset an anticipated decline in its legacy products.

“Our JDL business unit had a strong 2011, which included completing the installation of its record $18 million project for one of the largest school districts in the country. JDL is continuing to support this customer in new initiatives and, building on knowledge gained from its K-12 business, is actively marketing its IT capabilities to small to medium sized commercial businesses. Its focus is to enable customers to access their data anywhere, anytime with virtualization and cloud solutions and to also assist their IT departments by remotely monitoring and maintaining their network infrastructure. We believe JDL is well-positioned to capture part of the growth in these markets.

“Transition Networks’ performance in 2011 was exceptional, and it is bringing the energy from 2011 into the new year as it continues to invest in developing its capabilities to grow in the enterprise, service provider, and industrial markets. Our acquisition of Patapsco in 2011 was an important addition to Transition Networks’ capabilities to serve the mobile backhaul and government markets. While the nature of Transition Networks’ business often results in swings in revenue, we believe it is well positioned to continue growing over the long term.

“In addition, our long term performance will be significantly strengthened as we begin deploying in 2012 a new Enterprise Resource Planning (ERP) system, which is a major initiative that we began in 2011. Our new ERP system will standardize all CSI business units on a common platform. This will have a positive impact on all aspects of our business. It will bring efficiencies in the cycle from product concept to product development to bringing products to market; it will enable us to lower manufacturing costs and better manage our supply chain; and it will give us many tools to provide improved customer service. Implementing a new ERP system is a significant investment for the organization, but the dividends will be substantial in improved execution and enhanced service to our customers.

“In summary, CSI’s strategy for 2012 is focused on maximizing our existing capabilities and making smart investments – investments in new product development to better serve our customers, investments to enter new markets, particularly outside the US, and investments in technology that will make us more competitive. Although these investments will have a short term, negative impact on earnings, we expect they will set the stage for sustainable and profitable growth well beyond 2012.

“Our business strategy in 2012 will be supported by a very strong balance sheet. At December 31, 2011, the Company’s cash, cash equivalents and investments totaled $46,035,000 compared to $43,075,000 at the prior year end. In addition, we expect 2012 will be another year of solid cash flow.”

Mr. Schultz closed: “Due to the strength of our liquidity position and the Board’s confidence in the Company’s business plan and future prospects, it has authorized an increase in our regular quarterly dividend from $.15 per share to $.16 per share. The next dividend will be paid on April 1, 2012 to shareholders of record on March 22, 2012.”

Further Information

Further information regarding the Company’s results and related matters will be provided in the Company’s Form 10-K report for the year ended December 31, 2011, which will be filed on March 15, 2012.

Cautionary Statement
From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems
Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS
Selected Income Statement Data
Unaudited

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010
Sales	$25,337,994	$30,207,682	143,775,051	$120,072,310
Gross margin	10,555,783	12,091,579	58,895,127	51,200,632
Operating income	(363,062)	2,997,910	17,514,920	15,614,384
Income before income taxes	(380,064)	2,999,436	17,619,990	15,634,537
Income taxes	194,213	1,029,652	7,822,124	5,919,104
Net income	$(574,277)	$1,969,784	9,797,866	$9,715,433

Basic net income per share	$(0.07)	$0.23	1.16	$1.16
Diluted net income per share	$(0.07)	$0.23	1.15	$1.15
Cash dividends per share	$0.15	$0.15	0.60	$0.59

Average basic shares outstanding	8,465,823	8,407,094	8,448,612	8,384,242
Average dilutive shares outstanding	8,521,183	8,443,893	8,495,873	8,414,566

Selected Balance Sheet Data
Unaudited

	December 31, 2011	December 31, 2010

Total assets	$116,658,916	$109,070,227
Cash, cash equivalents and investments	46,034,821	43,074,730
Property, plant and equipment, net	14,019,019	13,214,067
Long-term liabilities	3,740,710	5,004,156
Stockholders’ equity	97,530,560	91,396,693